228 Santa Monica Boulevard Suite 300	310.434.5400
Suite 300	Fenwick.com
Santa Monica, CA 90401

James D. Evans
JEvans@Fenwick.com I 206.389.4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

April 5, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Morgan Youngwood, Staff Accountant
Stephen Krikorian, Accounting Branch Manager
Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief

Re:	ZipRecruiter, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 10, 2021
CIK No. 0001617553
Ladies and Gentlemen:
We are submitting this letter on behalf of ZipRecruiter, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 26, 2021 (the “Letter”), regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001617553) confidentially submitted to the Commission on March 10, 2021 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 3 of the Draft Registration Statement (“Draft No. 3”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by email, copies of this letter and Draft No. 3, marked to show changes from the previous submission of the Draft Registration Statement.
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 1

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Amendment No. 1 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics and Non-GAAP Financial Measures, page 64
1.We note your response to prior comment 9. Please reconcile your response with your risk factor that states it is important that employers enter into paid time-based job posting plans, renew their plans when the contract term expires, and purchase performance-based services from you. This disclosure seems to indicate that subscriptions renewals are an important aspect of your business. Please advise.
In response to the Staff’s comment, the Company has revised its disclosure on page 22 of Draft No. 3.
2.We note your response to prior comment 11. Please revise to disclose the number of clicks or job applications and the cost-per click or job application for each period presented. Price and volume disclosures such as the number of clicks or job applications and revenue per-click or job application including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that metrics such as number of clicks, number of job applications, cost-per-click, or cost-per-job application are not key performance indicators necessary for understanding and evaluating the Company’s results of operations. First, certain of these metrics are not available across the Company's entire marketplace. For instance, the Company cannot determine the total number of applications to jobs in its marketplace because it does not serve as the canonical source of record for many of these jobs. For example, in the case of jobs that are not Company-hosted, a job seeker leaves the Company’s site to view and apply to a job advertisement, and therefore the Company often cannot track this application. Therefore, disclosure of metrics such as applications or cost-per-application would be incomplete and present an inaccurate view of the Company’s performance.
Second, in the case of metrics that the Company can calculate across its marketplace, such as clicks and revenue-per-click, these metrics do not provide meaningfully more information about the Company’s results of operations. For example, the Company's revenue from a single job posted under a paid subscription plan will not be affected by whether that job receives 10 clicks or 100 clicks. Clicks directly monetized via the Company’s performance marketing pricing approach account for less than 20% of the Company’s total revenue. The Company believes that disclosing metrics such as clicks and revenue-per-click, which directly relate to a minority of revenue, would present a potentially misleading view of the Company’s overall performance. For example, for the year ended December 31, 2020, the correlation coefficient between quarterly clicks and quarterly revenue was [***], whereas the correlation coefficient between Quarterly Paid Employers and revenue was [***]. Given the lack of universal availability, and overall lack of correlation to the Company’s overall operating results, the Company believes that the most relevant and inclusive key performance indicators are Quarterly Paid Employers and Revenue per Paid Employer, which have been disclosed in the Company’s draft registration statement.
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 2

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

Quarterly Paid Employers, page 64
3.Please clarify your response to prior comment 11 that indicates you not classify individual customers as, or track the portion of your business represented by, small-and medium- sized businesses and large enterprise businesses in a formal and consistent manner. Explain in detail how you track the portion of your business represented by small-and medium-sized businesses and large enterprise businesses, and tell us how management uses this information to manage the business. Describe the dramatically different spend profiles that large enterprise and smaller businesses have over time. Tell us how you define a large enterprise business and small-and medium-sized businesses. In this respect, we note from your website that you define a small-and-medium sized business as 1-5,000 employees and a large enterprise business as 5,000 or more employees. Tell us the number of paid employers and the associated revenues generated from sales to small-and medium-sized businesses and your large enterprise businesses for each period presented.
In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Draft No. 3. The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not classify its Paid Employers in a formal and consistent manner. Tracking and managing “small” versus “large” businesses that are in the Company’s marketplace has been challenging and the Company’s efforts to date have not resulted in establishing canonical definitions of a “small,” “small-and-medium,” “enterprise” or “large” -sized business that the Company can then apply consistently. The Company’s inability to establish such definitions is driven by the complex and heterogeneous nature of the variables the Company has found to be determinative of a business having more “small” versus “large” characteristics. Those business characteristics include, but are not limited to, the following:

•level of revenue;
•number of employees;
•number of open positions currently seeking candidates at the time the Paid Employer is onboarded;
•the type and level of sophistication of the HR technology the Paid Employer currently uses (most importantly, does the Paid Employer currently pay for an “enterprise-grade” Applicant Tracking System like Taleo, SuccessFactors, ADP Recruitment Management, iCims, Greenhouse, Workday, IBM Kenexa, etc.);
•whether the Paid Employer’s HR team is already accustomed to the Company’s competitors sending sales and account management teams to visit the Paid Employer in person;
•the Company’s sales teams’ assessment of the near-to-medium term recruitment marketing budget of the Paid Employer; and
•whether the Paid Employer generates revenue by performing recruitment services for other companies (e.g., staffing firms, recruitment agencies, training companies, etc.).

The Company has not yet developed an algorithm or a decision tree that accurately ingests all of these characteristics and then establishes a “small” or “large” classification system that satisfies all of the Company’s business needs. For example, the number of employees for a particular Paid Employer may change rapidly at times and Paid Employers do not always consider their workforce to be made up entirely of “employees.” Additionally, multi-location Paid Employers like restaurant franchises are inconsistent about reporting their employee count globally versus at a particular location.
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 3

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

On its website, the Company guides potential customers to self-identify as "small and medium sized" businesses if they have between 1 to 5,000 employees and as "enterprise" businesses if they have 5,000 or more employees because the Company has determined that gathering all of the data above in a form on its website would be impractical. The Company does not believe that the results from web visitors self-selecting their business’s size have been sufficiently precise to use as a method for ultimate classification (it is not uncommon for the Company to reroute the potential Paid Employer during its sales process when it determines that a different solution may better serve the Paid Employer’s needs), and the Company does not use such self-selection to segment its Paid Employers in its internal analyses of its business and therefore does not believe it is currently material to investors to understand the Company’s results of operations. Furthermore, the Company does not have a highly confident analysis to present to the Staff or to investors about the number of Paid Employers or the percentage of revenue that comes from “small” or “large” businesses for each period presented for the reasons stated above.

The insufficiently reliable methods the Company has used to date internally to classify business size have been used to try to optimize the Company’s offerings to potential and current customers, including deciding what type of sales assistance the Company should provide (e.g., telephone versus in-person), whether to invite a potential or current customer to targeted marketing events (e.g., a dinner for HR decision makers at “large” businesses in New York City), how to price the Company’s services (both in terms of subscription versus performance pricing, and the level of discounting the Company would be willing to provide), how to compensate the Company’s sales teams based on the potential lifetime value of a Paid Employer, and how to assess the Company’s relative competitiveness versus other providers of online recruiting services.

The heterogeneity of the Company’s Paid Employers includes wide ranges of how much Paid Employers spend over time. If the Company had a way to accurately predict how much a Paid Employer would spend over time, it would organize its sales and marketing efforts around that prediction, rather than around the notion of a “small” versus “large” size of the business. But, to date, that has not been possible. In retrospect, Paid Employers that are growing or that have high employee turnover tend to spend the most over time, but the Company has not been able to prospectively predict those characteristics to segment Paid Employers based on future behaviors. Thus, although the Company does see significantly different spend profiles in Paid Employers over time, it does not have a “small” versus “large” segmentation that is a reliable predictor of that spend over time.

Consequently, for the reasons described above, providing such information to investors would not enhance an investor’s understanding of the Company’s business, and could inadvertently create more confusion.

Critical Accounting Policies and Estimates
Determination of the Fair Value of Common Stock on Grant Dates, page 87
4.Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 4

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

In response to the Staff’s comment, the Company has set forth in the table below all stock option and restricted stock unit (“RSU”) awards granted by the Company since January 1, 2020, together with the exercise price per share (in the case of stock option grants) and the fair value of the underlying common stock used to value such awards.

Grant Date	Number of Options Granted	Exercise Price of Options	Number of RSUs Granted	Fair Value Per Share of Common Stock at Grant Date
February 28, 2020	231,500	$2.00 (1)	1,906,750	$6.17
April 30, 2020	‒	N/A	68,500	$3.56
August 5, 2020	204,000	$2.00 (1)	545,500	$4.63
August 5, 2020	13,000	$4.63	‒	$4.63
August 28, 2020	‒	N/A	550,000	$4.63
August 31, 2020	8,500	$4.63	‒	$4.63
November 4, 2020	33,000	$2.00 (1)	765,000	$6.36
November 4, 2020	26,000	$6.36	‒	$6.36
March 24, 2021	113,745	$2.00 (1)	1,579,000	*(2)
__________________
(1)Certain awards were granted to employees in Israel at a lower exercise price ($2.00/share) in accordance with the Israeli Sub-Plan to the 2014 Equity Incentive Plan, which allows for the Company to grant options to Israeli employees/non-employees with exercise prices less than the fair market value of the underlying common stock on the date of the grant. The Company advises the Staff that for these awards it uses the fair value per share of common stock on the grant date, the exercise price, and the expected term, volatility and risk-free rate assumptions in the Black Scholes option pricing model to determine the grant date fair values for these awards.
(2)The Company is in the process of determining the fair value of its common stock as of the date of these awards, and will continue to assess the fair value of its common stock through to the effective date of its registration statement.
As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock has been determined by the Company's board of directors (“Board”) with input from management, consideration of contemporaneous valuations of the Company’s common stock prepared by an independent, third-party appraiser, and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant, including the factors disclosed on pages 89, 90 and 91 of Draft No. 3. The valuations were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation.
February 28, 2020 grants
The Board established the fair value of the Company’s common stock as of February 28, 2020 considering the results of the most recent third-party valuation as of June 30, 2019, and determined that there were no significant changes in the business or results between June 30, 2019 and February 28, 2020 warranting a change in fair value. Accordingly, the Board concluded the fair value was $6.17 per share as of February 28, 2020.
The June 30, 2019 third-party valuation utilized the Guideline Public Company Method (“GPCM”) and the Guideline Transaction Method (“GTM”), with equal weighting given to the values determined using these methods when determining the Company’s equity value. The values derived
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 5

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

from each the GPCM and GTM were substantially consistent. The June 30, 2019 valuation allocated the resulting equity value to each class of equity of the Company using an Option Pricing Method (“OPM”). A Probability Weighted Expected Return Method (“PWERM”) was not used because the Company considered estimating the probability and value of different liquidity events, including a potential direct listing or initial public offering (“IPO”), too speculative at that time. A discount for lack of marketability (“DLOM”) of 18.0%, was applied to the common stock value which reflected the lack of near term expected distributions from a liquidity event. The June 30, 2019 valuation concluded that the fair value of the Company’s common stock was $6.17 per share.
April 30, 2020 grants
The Board concluded the fair value of the Company’s common stock as of April 30, 2020 was $3.56 per share based on a contemporaneous independent third-party valuation as of March 31, 2020.
The March 31, 2020 valuation used the GPCM to determine the equity value of the Company. The GTM was not utilized due to the absence of recent market transactions as a result of the uncertainty and market disruption caused by the COVID-19 pandemic. Consistent with the June 30, 2019 valuation, the OPM was used to allocate the resulting equity value to each class of equity of the Company. A DLOM of 30.5% was applied to the common stock value. The increase in the DLOM from the previous valuation was a result of the significant uncertainty created by the COVID-19 pandemic and resulting impact to the Company’s expectation of timing of a liquidity event.
In March 2020 the World Health Organization declared COVID-19 a pandemic. In response, governments and organizations took preventative or protective actions, such as temporary closures of non-essential businesses and “shelter-at-home” guidelines for individuals to stop the spread of the virus, which led to a decline in global economic activity and a decline in the Company’s Quarterly Paid Employers and revenue. In light of the disruption created by the COVID-19 pandemic, the Company forecast that it would not meet its financial covenants under its credit facility and took actions to reduce operating expenses, including reducing personnel costs and marketing expenditures. The Company laid-off approximately 40% of its workforce. Stock market values and the Company’s peer companies’ trading multiples fell substantially from pre-COVID-19 levels and those as of February 28, 2020. These factors were considered in the March 31, 2020 valuation including through the use of lower multiples in the GPCM method and a higher DLOM applied. Accordingly, the decline in value from February 28, 2020 principally reflected the effects of the COVID-19 pandemic during this period.
August 5, 2020, August 28, 2020 and August 31, 2020 grants
The Board concluded the fair value of the Company’s common stock during August 2020 was $4.63 per share based on a contemporaneous independent third-party valuation as of June 30, 2020. The Board determined that there were no significant events between June 30, 2020 and the dates of the August grants that indicated a significant change in the fair value of the Company’s common stock had occurred.
The June 30, 2020 valuation used the GPCM to determine the equity value. The Company continued to perform an OPM to allocate the resulting equity value to each class of equity of the Company, as it concluded that estimating the probability and value of different liquidity events for a PWERM remained too speculative at that point. The DLOM applied in this valuation was 28.5%.
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 6

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

The primary drivers for the increase in value from April 30, 2020 were:
•Second quarter revenue of $87.7 million and net income of $21.3 million were ahead of expectations.
•The Company’s business model proved more resilient than expected despite the pandemic environment, resulting in the Company updating its forecast for the remainder of 2020.
These drivers were included in the June 30, 2020 valuation, resulting in an increase in the valuation to $4.63 per share from the $3.56 per share at April 30, 2020.
November 4, 2020 grants
The Board concluded the fair value of the Company’s common stock on November 4, 2020 was $6.36 per share based on a contemporaneous independent third-party valuation as of September 30, 2020. The Board determined that there were no significant events between September 30, 2020 and November 4, 2020 warranting an update in the valuation.
The September 30, 2020 valuation used both the GPCM and GTM with equal weighting given to the values determined using these methods when determining the Company’s equity value. The values derived from each the GPCM and GTM were substantially consistent. The GTM was used as data for recent market transactions that were reasonably similar to the Company was available. The Company continued to perform an OPM to allocate the resulting equity value to each class of equity of the Company. The Company did not use the PWERM as estimating the probability and value of different liquidity events remained too speculative. The Company advises the Staff that at the date of the November grants it had not commenced preparations for an IPO or Direct Listing nor was a transaction being contemplated at the time. The DLOM applied in this valuation was 27.0%.
The primary drivers for the increase in value from August 2020 through November 4, 2020 were:
•In the quarter ended September 30, 2020, the Company’s revenue was ahead of expectations with $102.9 million in revenue, a 17% increase compared to the quarter ended June 30, 2020 reflecting strong execution across product, marketing and operations, and the beginning of an economic recovery.
•Quarterly Paid Employers in the Company’s marketplace increased by 17% in the quarter ended September 30, 2020 versus the quarter ended June 30, 2020 as macroeconomic conditions improved giving the Company increased confidence to further update its forecast for the remainder of 2020 and for 2021.
These drivers were included in the September 30, 2020 valuation, resulting in an increase in the valuation to $6.36 per share from the $4.63 per share for the August grants.
The Company also advises the Staff that on November 24, 2020, the Company repurchased 2,987,420 shares of common stock from three founders at a price of $6.36 per share which is consistent with the valuation of the Company’s common stock used in the November 4, 2020 grants.
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 7

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

March 24, 2021 grants
Based on improved results and improved financial outlook combined with continued strong capital markets favorable for initial public offerings of technology companies, the Company commenced preparation for a potential IPO in mid December 2020 and the Board formally approved commencing the direct listing process in December 2020. On December 16, 2020, the Company held an organizational meeting with key employees and advisors to formally begin the direct listing process.
As of the date of this response, the Company is in the process of obtaining a third-party valuation as of March 31, 2021 that the Board will consider in determining the fair value of its common stock for the equity awards granted on March 24, 2021. The Company will provide an update to the Staff once this valuation is finalized. The Company further advises the Staff that it will continue to assess the fair value of its common stock through to the effective date of its registration statement.
Plan of Distribution, page 145
5.We note your disclosure that there has not been a sustained recent history of trading of your Class A common stock in a private placement market prior to listing on the NYSE. Please tell us the time periods and trading used to make this determination and whether such determination included all private market trading and private placements/financing rounds involving ZipRecruiter’s common stock whether on registered ATSs or other systems) including during first quarter of 2021. Also, tell us whether such private market trading information was included as part the independent common stock valuation report regarding the fair value per share/stock price that is required to be submitted in accordance with NYSE’s direct listing rules.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that this determination was based upon review of the Company’s trading history since January 1, 2018 through the first quarter of 2021, to date, including all private market trading and private placements/financing rounds involving the Company’s common stock whether on registered ATSs or other systems). These transactions were limited to the May 2018 secondary sale, August 2018 tender offer, and November 2020 share repurchases, each of which has been disclosed in the registration statement. The Company expects that the independent common stock valuation report to be submitted in accordance with NYSE’s direct listing rules will include these transactions as part of the report.
6.We note your statement that the company has not engaged the financial advisors to facilitate or coordinate price discovery activities or sales of the Class A common stock. As this is not a traditional firm commitment IPO, please clarify on whose behalf the financial advisors would be facilitating and coordinating such activities/sales.
In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Draft No. 3. The Company acknowledges the Staff’s comment and respectfully advises the Staff that the financial advisors will be advising the Company only with respect to consultation with the DMM on the opening public price in accordance with the New York Stock Exchange rules as described in the “Plan of Distribution” section of Draft No. 3.
7.Please identify the specific provision of the NYSE direct listing rules that requires the DMM to facilitate an orderly “market” rather than a fair and orderly “opening” for the Class A common
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 8

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

shares. Also, identify the specific rule(s) you are referring to in your statement that the NYSE will consult with Goldman Sachs and J.P. Morgan to effect a fair and orderly opening of your Class A common stock. In addition, please explain why the financial advisors are obligated to provide the “fair value per share” information to the DMM when the fair value per share (along with the other independent common share valuation report information) is already provided to the NYSE and included in various sections of the prospectus for the direct listing.
In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Draft No. 3. The Company respectfully acknowledges the Staff’s comment and agrees that the NYSE direct listing rules do not require that the DMM facilitate an orderly market. Additionally, the financial advisors are not obligated to provide “fair value per share” information to the DMM.
Note 2. Basis of Presentation, Principles of Consolidation and Summary of Significant Accounting Policies
Revenue Recognition
Performance-based Revenue, page F-11
8.Please clarify your response to prior comment 17 that indicates for performance-based revenue contracts, you infrequently exceed the customer’s contractual maximum for a recruitment campaign. Please clarify how infrequently this event occurs. It appears that this occurrence is a price concession that should result in the transaction price being variable. Please advise of your accounting for providing free products. We refer you to ASC 606-10-32-5 and 55-45.
The Company respectfully advises the Staff that for performance-based revenue contracts, the Company does not provide price concessions to customers that result in variable consideration. When the contractual maximum for a recruitment campaign is reached, the consideration is fixed at the maximum price negotiated with the customer. Although the Company does not have any obligation to perform after reaching the contractual maximum, the Company evaluates whether it has a business practice of providing additional services for which it cannot contractually invoice the customer (i.e., over delivery) and thus, an implied promise to provide services that would require deferral of revenue until such services are provided. To date, instances of over delivery have been immaterial, and in 2020 represent less than 1% of total revenues. The Company will continue to evaluate its business practices to assess whether a portion of the transaction price should be deferred in anticipation of providing additional services for no consideration after the contractual maximum for a recruitment campaign is reached. When the Company and the customer negotiate an increase in the contractual maximum or enter into a new contract, the pricing is consistent with standalone selling prices of those services and therefore, the Company has concluded that the initial contract for a recruitment campaign does not contain a material right related to the potential future renewal of the contract.
Note 16. Income Taxes, page F-33
9.You disclose as a result of your profitability in 2020 and estimates of future taxable income, you determined that it was more likely than not the deferred tax assets will be realized, and accordingly, released the valuation allowance of $37.7 million against the deferred tax assets during 2020. Please provide us with a comprehensive explanation as to how you determined it is more likely than not that you will realize the total deferred tax assets. In this respect, explain the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 9

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

release these valuation allowances. In addition, describe the anticipated future trends included in your projections of future taxable income and the amount of pre-tax income that you need to generate to realize these deferred tax assets. We refer you to ASC 740-10-30-16 through 25.
The Company respectfully advises the Staff that it assesses all available positive and negative evidence in forming its conclusion whether a valuation allowance for its deferred tax assets is necessary on a quarterly basis.  During 2020, the Company evaluated the need for a valuation allowance considering the positive and negative evidence summarized below.
Positive Evidence:
•The Company generated significant taxable income in 2020 which resulted in the utilization of federal and state net operating losses. The Company made strategic shifts in its operations in 2020 which included scaling down its marketing spend and reducing headcount to drive efficiencies and profitability. For example, commencing in Q2 2020 the Company undertook measures to analyze the efficiency and effectiveness of its marketing spend and decided to limit ongoing spend to specific channels. By implementing new targeted marketing measures, throughout the remainder of 2020, the Company was able to drive profitability despite the uncertainty created by the COVID-19 pandemic. Pre-tax income increased from Q2 2020 to Q3 2020 to Q4 2020 from $21.5 million to $23.3 million to $30.5 million, respectively. The Company’s improved operating efficiencies during the last three quarters of 2020 demonstrated the success of these targeted measures and the Company expects to be able to sustain these operating efficiencies into 2021 and the future.
•As of December 31, 2020, the Company was in a significant cumulative three-year taxable income position of $37 million.
•As of December 31, 2020, the Company has forecasted taxable income which permits the utilization of tax attributes within the allowable carryforward period. Specifically, the Company advises the Staff that it estimates that it will need to generate $33.7 million of taxable income to fully realize its federal net operating losses and that it has forecasted pre-tax and taxable income levels  for 2021 and 2022 at least at the level of 2020.  Such levels of profitability will enable the Company to utilize its federal net operating losses (“NOLs”) and California research and development (“R&D”) credits in 2021 and substantially all of its non-California state NOL carryforwards in 2022 and California state NOLs in 2023.
•The Company‘s federal NOLs and California R&D credits do not expire and the Company’s state NOL carryforwards and federal R&D carryforward commence expiring in 2025 and 2026, respectively.
•The Company has $42.7 million (gross) of taxable temporary differences that will create taxable income in the future to realize its net deferred tax assets.
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 10

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

Negative Evidence:
•Prior to 2020, the Company was in a three-year cumulative loss position and had generated both pre-tax and taxable losses.  However, with taxable income generated in 2020, the Company utilized $69 million of its federal net operating loss deferred tax asset.
•The Company has various state net operating losses that expire beginning at the end of 2025.  Such losses are unable to be utilized in any carryback period. However, the Company has generated significant 2020 taxable income and is projecting taxable income in 2021 and 2022, which will utilize the majority, if not all, of the existing state NOL carryforwards.
The Company used its judgment in considering the relative impact of the positive and negative evidence listed above. While a significant piece of negative evidence was the Company’s taxable losses in 2018, it was able to reduce those losses significantly in 2019 and generate significant taxable income in 2020 despite uncertainty created by COVID-19 pandemic. As of the end of 2020, the Company was in a significant three-year cumulative taxable income position. The Company placed more weight on recent profitability and its ability to continue to generate profitability as discussed above.
Weighing all the available evidence, the Company concluded it is more likely than not that its deferred tax assets will be realized, and accordingly, the Company released the valuation allowance against its deferred tax assets during 2020.
*******
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 11

United States Securities and Exchange Commission
Division of Corporation Finance
April 5, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James D. Evans
James D. Evans
Partner

FENWICK & WEST LLP

CC:	Ian Siegel
David Travers
Ryan Sakamoto
Ziprecruiter, Inc.

Katherine Duncan
Janiece Jenkins
Fenwick & West LLP
CONFIDENTIAL TREATMENT REQUESTED BY ZIPRECRUITER, INC. - 12